                                                Filed by Eagle Wireless International, Inc. pursuant to
                                                Rule 425 under the Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of the Securities Exchange
                                                Act of 1934.
                                                Subject Company: Eagle Wireless International, Inc.
                                                Commission File No. 0-20011


Eagle Wireless has filed a registration statement with the SEC on Form S-4 and Eagle Wireless and ClearWorks.net have filed a joint proxy statement/prospectus with the SEC in connection with the transaction, and Eagle Wireless and ClearWorks.net will mail a joint proxy statement/prospectus to stockholders of Eagle Wireless and ClearWorks.net containing information about the merger transaction. Investors and security holders of both Eagle Wireless and ClearWorks.net are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger contained in the Form S-4 because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed by Eagle Wireless and ClearWorks.net with the SEC at the SEC's web site at WWW.SEC.GOV . The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Eagle Wireless and ClearWorks.net.

Eagle Wireless and ClearWorks.net, and their executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Eagle Wireless and ClearWorks.net, respectively with respect to the transactions contemplated by the merger agreement. Information regarding Eagle Wireless' officers and directors is included in the Form 10-KSB filed by Eagle Wireless with the SEC on December 13, 2000. This document is available free of charge at the SEC's web site at www.sec.gov and from Eagle Wireless on request. Information regarding ClearWorks.net's officers and directors is included in ClearWorks.net's amended Form 10-KSB filed with the SEC on July 3, 2000. This document is available free of charge at the SEC's web site at www.sec.gov and from ClearWorks.net on request.


                CONFERENCE CALL - DECEMBER 15, 2000 - 10:00 A.M.
           EAGLE WIRELESS INTERNATIONAL, INC. AND CLEARWORKS.NET, INC.

Good Morning and welcome to the ClearWorks.net and Eagle Wireless International investor conference call. This call has been arranged by the management of both companies in an effort to inform shareholders of the business plans of both companies and of the combined company. All participants in this call are muted into the conference to allow the speakers to present their material. The conference call will consist of an Eagle Wireless International business operations summary presented by Dr. H. Dean Cubley, CEO followed by a business operations summary of ClearWorks.net presented by Michael McClere, CEO. Subsequent to the business operations summary both Dr. Cubley and Mr. McClere will answer questions previously submitted via e-mail. This conference call is expected to last approximately one hour. Materials presented in the conference call will be Edgarized and will be available to the general public via the SEC's Internet web site.

In a moment I'll turn the call over to Dr. Cubley and Mr. McClere, but before I do that please bear with me while I read our Safe Harbor language. This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this call. The forward-looking statements contained herein include statements about future financial operating results and the benefits of the pending merger between Eagle Wireless and ClearWorks. Factors that could cause actual results to differ materially from those described include the inability to obtain shareholder approval of the merger, actions of US, foreign or local governments, the inability to successfully integrate the businesses of Eagle Wireless and ClearWorks, costs related to the merger, the inability to achieve cost cutting synergies resulting from the merger, changing marketplace trends, the inability to retain key personnel, and the general economic environment. Neither Eagle Wireless nor ClearWorks is under any obligation to and expressly disclaims any such obligation to update or alter forward-looking statements whether it is the result of new information, future events or otherwise. We urge investors to read the proxy statement prospectus. Further information on the risks and uncertainties affecting each company is contained in each company's filings with the SEC, including Eagle's recently filed Form 10-KSB. The above-mentioned documents contain important information and you are urged to review them carefully. Each document is available free of charge at the SEC web site at WWW.SEC.GOV. Thank you for your patience. Now let me turn the call over to Dr. Cubley.


CLEARWORKS.NET SUMMARY

ClearWorks Communications, Inc. -- subsidiary focuses primarily on the delivery of integrated voice, video and data services to the residential and commercial marketplace. Its proprietary technology enables it to proceed into the voice, video and data market for bundled consumption. The Company deploys dial tone, multi-channel digital video services, dedicated Internet connectivity, on-demand video rental, voicemail, security monitoring and a community intranet as a Bundled Digital Service into the home or office. ClearWorks Communications provides solutions to consumers by implementing technology, both within the community and within the home. Within the residential community, ClearWorks Communications is installing fiber optic backbones to deliver voice, video, and data solutions directly to consumers.


ClearWorks Structured Wiring Services, Inc. -- subsidiary focuses primarily on developing residential, commercial and educational accounts for deployment of structured wiring solutions and sale of audio and visual equipment to new construction single family and multi-family dwelling units. These customers consist of companies, school districts and universities and individuals that seek outside expertise to deploy fiber-optic and copper-based structured wiring solutions. ClearWorks Structured Wiring Services generates revenue through time and materials billings, consulting contracts, service and support contracts.

ClearWorks IT Solutions, Inc. -- subsidiary provides information technology staffing personnel, network engineering, vendor evaluation of network hardware, resale of network hardware, implementation of network hardware and support of private and enterprise networks. Additional services include desktop rollouts, multi-platform supports and Local Area Networks ("LAN"), as well as Wide Area Networks ("WAN") analysis and server deployment.

ClearWorks Home Systems, Inc. -- subsidiary addressed new home building with the goal of integrating technology into the home. This includes structured wiring, security systems, audio/video solutions and home automation. As such, the primary customer of ClearWorks Home Systems are major builders and the home buyers themselves. Many of the systems installed are bundled into the mortgage of the actual home. The company integrates with its counterparts in delivery the key systems inside the home to prepare the home for high speed data services and other future technologies.

EAGLE WIRELESS SUMMARY

Eagle is a worldwide supplier of telecommunications equipment and related software used by service providers in the messaging and other wireless personal communications market. Eagle designs, manufactures, markets, and services its products under the Eagle name. These products include transmitters, receivers, controllers, software and other equipment used in personal communications systems and radio and telephone systems. Most of Eagle's broad line of products, covering the messaging spectrum as well as specific personal communication systems, and specialized mobile radio products, have been tested and approved by the Federal Communications Commission. Eagle provides service and support for its products, as well as consulting and research development on a contract basis. In addition, Eagle has recently introduced a completely new line of multi-media and Internet products to the telecommunications industry, including a family of convergence set-top-box products and markets these products under the name of BroadbandMagic.com. BroadbandMagic.com is a wholly owned subsidiary of Eagle.

                              QUESTIONS AND ANSWERS

REVENUES/FINANCIAL

QUESTION: I am very interested what your projections are for future growth revenues. Many of your faithful investors have heard of a lot of sales contracts and rumors of many more in the works, what can we expect?
ANSWER (MCCLERE): Our future growth revenues are very dependent upon the merger. In fact, one of the main reasons for the merger is to maximize growth, capture market share and provide the highest possible return for investors. We cannot help rumors in the marketplace. We can continue to provide information on signing new contracts and the continued growth of the companies. Part of the merger process is to provide those long terms projections to the market after analyzing the combined entity. We are evaluating that now as part of the process.

QUESTION:  When does CLW expect to be moving into profit?
ANSWER (MCCLERE): Our financial model shows that we will generate profits immediately, however that we will cash flow negatively in the short term. This changes when we cross 30,000 subscribers.

QUESTION: I'm suspecting that Eagle's business plan places a large importance on building out FTTH as fast as possible. Is it the company's intent to accomplish this while still maintaining profitability, or will the bottom line suffer in order to expand and gain market share? In other words - will we leverage all of our resources for future profits, which in turn will hurt the bottom line for the next couple years?
ANSWER (MCCLERE): Again we expect to cash flow negatively, however we do and will generate profits. This is a function of the ClearWorks business model requiring an up front investment in order to capture subscriber revenues. Eagle is integrated into this plan by providing key technology necessary to maximize revenue and support delivery of streaming media services via the set-top-box.

QUESTION: Building out FTTH is obviously capital intensive. How much additional capital do you see ClearWorks requiring before cash flow turns positive?
ANSWER (MCCLERE): If 30,000 subscribers is the magic number, then we need $45 million dollars of up front investment. Much of this capital need is offset by cash flow as the subscriber base builds.

This means that as the subscriber base builds cash flow offsets the need for capital, the more subscribers the less capital. The best evaluation of management is approximately $15 million of need capital is needed to facilitate the engine to achieve 30,000 subscribers. The rest of the capital required is provided by the subscribers themselves. This capital is easily available to the business at this time.

QUESTION: Without further capital inflow, this merger would be difficult to see working in the long run. With our current undervalued stock, what will be the catalyst for you to achieve the goal of additional financing?
ANSWER (MCCLERE): I disagree with this statement. As illustrated in the previous question, what is need is to get the cash engine running. The current value of the stock has nothing to do with that. We will possibly raise additional capital in the future, however the use of this capital would be to capture a larger marketshare faster and to expand internationally.

QUESTION: Is Eagle still implementing its buyback and when will we see Dr Cubley and Mr. McClere turn into buyers of the equity?
ANSWER (MCCLERE): I personally have already turned into a buyer of the equity. ANSWER (CUBLEY): Yes Eagle is continuing to implement its buyback program and as reported in the recent 10K had bought slightly less than 200K shares by August 31, 2000.

QUESTION: Can you explain your business model and the expected timeframe to start showing a profit? It's obvious that you must spend CAP EX money for development and build-out? However, your model must show a point in time that either 1) you start making a profit or 2) revenue is sufficient to cover all new expansions (which in turn will bring in more money down the road). From a different angle, do you foresee running out of cash reserves before becoming successful, thereby needed additional investment from outside sources? Although I have not seen it, perhaps this model has already been made available to stockholders.
ANSWER (MCCLERE): Our model does expect to show a profit and has a definitive cash flow positive timeframe as discussed earlier. Revenue does turn sufficient to cover new expansions, however that assumes that we expand at a constant rate. That changes if we accelerate to capture marketshare of take on new projects in numerous new markets simultaneously. The telecommunications market is drastically changing and new innovative technology is causing David to tumble Goliath. It is impossible to predict exactly how fast deployment will occur in the future and exactly the how much cash is needed in excess of current reserves. The company can tell you that it expects to capture the maximum marketshare possible with the cash reserves it currently has, and will possibly pursue additional capital to expand more rapidly.

QUESTION: Why did ClearWorks decide to sell out to a company with about 4 million in revenues and a very, very erratic share price?
ANSWER (MCCLERE): ClearWorks did not sell out. We merged with a company that is our equal to maximize market opportunities and potential which will provide the best long term return to our shareholders. The telecommunications market is rapidly changing and I believe that there is a window of opportunity to take advantage of that change. In order to do, the company needs mass, capital, employees and a host of other items which will allow us to compete in this dynamic environment.

QUESTION: Is ClearWorks' increase in revenues in the last three quarters sustainable into the next year? Will you grow at a similar rate or was there an unusual event that allowed you to temporarily spike sales?
ANSWER (MCCLERE): Our sales growth has been tremendous if you compare last year to this one. Our sales growth in the first quarter was 1,253% followed by 1,166% in the second quarter and 897% in the third quarter. For a young and growing company this is outstanding performance in building the business up. As a young company merging with another fantastic and dynamic entity, we do expect fantastic growth in sales and opportunities. This is already becoming evident in projects like Victory Ranch, where the two companies actually accelerate each other.

QUESTION: What is the current market value of these assets (Link 2) if they were sold in the open market?
ANSWER (CUBLEY): Independent evaluations of Link 2 assets were performed before acquisition of nationwide footprint. Based on these independent evaluations of Link 2 is that the assets, if liquidated, are worth somewhere between $20 and $200 million dollars.

QUESTION: Does Link 2 have a revenue stream now and, if so, what is its run rate.
ANSWER (CUBLEY): The Link Two revenue stream is fairly small at this point in time as Link Two has been focusing all of its resources on building out the Texas portion of its network and preparing to launch its formal retail sales campaign on this new network in January 2001. The exclusive frequency spectrum that this network is operating on was acquired in the FCC auction earlier this year. The terms of this FCC authorization require that the full area acquired be built out over a three year period.

QUESTION: What is the factor that has allowed ClearWorks to announce projected 25-year recurring revenue streams? Do you see this as a realistic expectation? If so, Why? Do you see wireless competitors as a threat to these revenue streams going forward?
ANSWER (MCCLERE): The factor is that we believe we have fifty year or more revenue streams. The single most important factor in choosing fiber-to-the-home
(FTTH) is that the bandwidth of fiber is almost unlimited and thus our investment in physical will not go out of date. The physical life span of the fiber should put us in that range of more and allow us to change with the times. The only thing we know for certain is that the technology will change, but the fiber will not.

QUESTION: What kind of advertising campaigns (ClearWorks) are planned to increase consumer demand?
ANSWER (MCCLERE): ClearWorks does not plan a mass marketing campaign at all. Our business model allows us to integrate directly into a master planned community as an example, rather than fighting for general public marketshare. This advantage allows us essentially a captured market, as opposed to launching expensive mass-market campaigns to generate subscribers.

QUESTION: What is being done to address the backlog of consumers (ClearWorks) wishing to be connected to this network?
ANSWER (MCCLERE): ClearWorks is deploying as fast as possible in all the neighborhoods, which we have under contract. Our backlog is considerable, currently topping the 60,000 homes range. As discussed earlier, we need 30,000 subscribers to cash flow positive. Everyday we are digging trenches and laying fiber to reach that goal.

QUESTION: Why should I continue to invest in ClearWorks?
ANSWER (MCCLERE): I believe that our stock is undervalued at this time. The market has taken a serious correction, especially in the technology sector. You should continue to invest due to the combined companies market strategy and long term business plan. We believe that we will last the storm (and have the capital to last the storm) of the current market, and that because of the serious market correction, we will have new opportunities to acquire others and move more quickly in the market.

QUESTION: When is the online store going to open? What was the reason it could not open in time for the holidays?
ANSWER (CUBLEY): All of the products are currently being sold from the website. The automation of this process will be added as the volume and number of different products available dictate.

QUESTION: The multimedia set-top box market is likely to be very competitive and dominated by very large companies. What attributes, technological or otherwise, will enable Eagle to successfully compete in this market?
ANSWER (CUBLEY): Eagle is not trying to compete with the average STB. The Eagle product is directed toward the high end product providing a wider range of capabilities and with larger margins.

QUESTION: Is there an option to purchase STBs using Pentium III? I know AMD is the main processor.
ANSWER (CUBLEY): Yes

QUESTION: Is the set to box voice-activated?
ANSWER (CUBLEY): Yes

QUESTION:  Please tell us about set-top box sales.
ANSWER (CUBLEY): I know that one of the major questions that everyone is asking is does Eagle have sales of their set top box products. The answer is yes. Since we initiated deliveries on June 15, 2000 we have been shipping these units in limited quantities to many different customers. The number of customers and the total quantities are growing and will continue to grow in this next year. Most of our sales have been and will likely continue to be to OEM customers. While Eagle has a Retail program nearing initial release we plan to be very conservative in this sector due to the problems that other STB companies have been encountering. There are much better margins being made in OEM than in retail. All STB contracts previously announced by Eagle are active and ongoing.

QUESTION: Please talk about your big name joint venture partners, such as Microsoft, etc.
ANSWER (CUBLEY): There is a relationship that has already been disclosed in earlier press releases. More details will be forthcoming in future releases.

FINANCIAL REPORTS

QUESTION: Earnings (Eagle) were supposed to be released in November. What happened?
ANSWER (CUBLEY): The 10K was filed this week well within the time limit required by the SEC. Eagle took advantage of the 15 day extension provided by the SEC rules due to the high workload on the financial staff created by the dual filings of the S4 and 10K.

QUESTION: When can we expect to see the 4Q00 results, plus the Annual Report, for 2000?
ANSWER (MCCLERE): As the merger completes, the financials of ClearWorks and those of Eagle will be combined. As Eagle is the surviving corporation, results of ClearWorks business operations will be reported on Eagle's normal reporting schedule. This schedule is with fiscal year ending August 31 and with quarters ending November, February and May.

QUESTION: Please respond to questions regarding your investor relations. ANSWER (CUBLEY): Although I believe that our investor relations department is doing a good job in view of the merger and the pressures of low stock prices there is much room for improvement in the future. Following the completion of the merger we will attempt to improve our communications to our stockholders (all 40,000 of them)

THE STOCK MARKET/STOCK/STOCK PRICES

QUESTION: I would like to know if and when EAG/CLW is going to the Nasdaq. This would bring much more investor interest and exposure.
ANSWER (MCCLERE): We are currently on the American Stock Exchange and believe that we are best suited there. In the past both companies have looked at the NASDAQ and both companies decided on the AMEX.

QUESTION: The stock had been down everyday since Mr. Clifford filed his large sale of stock. It is my understanding that sale of Mr. Clifford's stock took place as a result of a margin call not because of his perception of Eagle's future. Could you clarify this?
ANSWER (CUBLEY): Mr. Clifford, a board of directors member of Eagle, was caught, as many other investors were, in a margin call. Mr. Clifford is a strong supporter of the company and its initiatives

QUESTION: Are the portfolio managers (fund managers) at all interested in the stock? If yes, why? If no, why?
ANSWER: Yes, we have interest from fund managers. Part of our goal as we grow is to attract more institutional investors to the stock. This will create a balance in public share ownership and create additional stability in the stock.

QUESTION: What is happening to ClearWorks and Eagles stock price? If this merger was supposed to benefit the shareholder, you could have fooled me. Ever since this merger was announced my investment in ClearWorks has gone down the dumper. Is there something going on that the small investor is not privy to? Can you tell me ANYTHING that might give me some hope that my investment in Clearworks (or soon to become Eagle shares) will come back? I realize the tech stocks have taken a hit lately, but percentage wise, ClearWorks and Eagles stock price has suffered much more since this merger was announced. Any information you can share would be greatly appreciated.
ANSWER (MCCLERE): The timing of our announcement of the merger did coincide with a major downturn in the technology market sector. Both companies stock price has suffered due to this major market correction. What I can tell you about our stock price recovering depends on many factors. The capabilities of the combined companies are substantial. The initial fiscal year of the combined companies is estimated to be $50 million in revenues with a positive earnings level. The combined companies will also have considerable market capabilities including:

      o  An end to end technical solution for delivering FTTH
      o STB's which can address the Hotel, School, Single Family and Multi-Family Residential, and other specialty markets
      o  Home wiring and home automation solutions
      o  Commercial Wiring and Commercial telecommunications services
      o Metropolitan Area Network that delivers telecommunications services to businesses and residences.
      o  Wireless capabilities to address the retrofit broadband marketplace
      o Other key residential technology including intelligent security systems, digital water and power meters, etc.
      o Current backlog of business, that when implemented will generate over $100 a year in reoccurring revenues
      o  Cutting edge Internet based product development team

      o Relationships with top technology partners for leading edge development and delivery of market ready products
      o Leading company in the delivery of true convergence of the telecommunications marketplace
      o  Capital necessary to execute on the company's business plan

QUESTION: Besides loosing a ton of money if I sell, why should I continue to hold this stock?
ANSWER (MCCLERE): If you would like to sell at an all time low for the company, then I probably can't stop you. However, based on the combined company's business plan and the fact that we anticipate that the merger will be completed on January 31, 2001, it seems to me more like an opportunity to buy than sell.

OFFICES

QUESTION: Is there an active office in Nevada? What about the Midwest or East Coast?
ANSWER (CUBLEY): There is not currently an office in Nevada. There is currently an office in Orange County California. There is an office in Chicago but there are no offices yet on the East Coast. Our offices currently are:

      o  Houston
      o  Austin
      o  San Antonio
      o  Dallas
      o  Phoenix
      o  Chicago
      o  Los Angeles
      o  Orlando
      o  London

QUESTION: Does ClearWorks have plans to expand beyond the Texas area (i.e. going national)?
ANSWER (MCCLERE): Definitely, our business plan requires the combined companies to execute nationally and internationally. We believe we can leverage

QUESTION: Please describe the demonstration showroom in California, and discuss how this office is being utilized. What are the sales figures that have been generated as a result of this office opening? What are your expectations for 2001 for this office?
ANSWER (CUBLEY): Currently, the office is being utilized to show telecommunications packaged services to potential clients. This office has several exciting sales opportunities including a large hotel chain.

CONFERENCES

QUESTION: Did the recent exposure at the shows out West have any impact on the marketing of your products?
ANSWER (MCCLERE): Show and conferences always provide opportunities to generate sales and get feedback on the company's products and services. A great number of leads were generated out of the Comdex show, with new business relationships are also being established. The shows turn out to be great exposure for the company as well. Literally, hundreds of leads were generated from the show.

ANSWER (CUBLEY): The trade shows that Eagle has participated in this year have been essential to building the name and product recognition required for success in the broadband markets.

SALES/CONTRACTS

QUESTION: Is most of the future revenue going to be long-term as your press releases state?
ANSWER (MCCLERE): I'm not sure where you get the notion that revenue is going to be a "long-term" proposition for the company. The company estimates a first year combined revenue stream of $50m dollars. This appears to be a very significant short term revenue stream.

QUESTION: Is anyone at the company trying to sell anything that has been developed? Please talk about firm contracts.
ANSWER (MCCLERE): Our firm contracts can largely be deemed from our press releases. A quick summary is as follows:

      o  Texas A&M University
      o  Klein ISD
      o  Canyon Gate at the Brazos
      o  StoneGate
      o  Lakes of Eldridge
      o  Cinco Ranch
      o  Teravista
      o  Avery Ranch
      o  Team Reach
      o  Rock Creek
      o  Canyon Gate at Northpointe
      o Cannon Homes, Carlisle Homes, Centex Homes, David Powers Homes, David Weekley Homes, Deerwood Homes, First Texas Homes, Frontier Homes, Inland Homes, Kimball Hill Homes, Legacy Homes, Morgan Kendall Homes, Pulte Homes, RNH Custom Homes, The Mansions, TrendMaker, Ryland Homes, Stoneleigh Homes, DR Horton, and Village Builders.
      o Armadillo Homes, Beneficial Homes, Bob Hengal Homes, Building Traditions, Continental Homes, Japhet Custom Homes, Montelongo Building & Remodeling, Wilson & Sons Custom Builders and Riverview Homes
      o  Spring PCS
      o  Chevron Phillips Chemical
      o  Compaq Computer
      o  Coral Energy
      o  Alcoa World Alumina
      o  Union Carbide
      o  Time Warner Cable
      o  Prometric
      o  Airgate PCS
      o  Aramco Services
      o  CompUSA
      o  Grinnell Fire Protection
      o  Allstar Systems
      o  Patco Commerical Builders

      o  Occidental Chemical
      o  Clover Technologies
      o  New Process Steel
      o  GE Capital ITS
      o  NEPCO
      o  Tag Electric

QUESTION: How is the hotel testing going? Will we hear something soon? Within 30 days?
ANSWER (MCCLERE): I never ceased to be amazed what shareholders can find out. The delivery of bundled digital services in a test environment to a hotel chain is still currently in the pilot stage.

TECHNOLOGY

QUESTION: I understand you have a patent in Bluetooth technology and I want to understand what this patent protects. I don't think it is Bluetooth technology itself, so I don't really understand the patent.
ANSWER (MCCLERE): Bluetooth technology is an important strategy for the company. As we progress in deploying Bundled Digital services into the retrofit market via wireless DSL, a need is generated with the subscriber base to deliver these services throughout an existing home, that is a home without the proper type of wiring. Utilizing a wireless technology to distribute the necessary signals throughout the house is extremely important.

QUESTION: Does Eagle plan to license patent technology and are there currently any licensing revenues.
ANSWER (CUBLEY): Eagle does plan to license this technology. However we are not currently receiving any licensing revenues from these patents as they are still in a patent pending status.

PRODUCTS/SERVICES

QUESTION: Please send me an email indicating when Eagle plans to roll out its Webflyer 500 Set-Top Box. Who will the customers be?
ANSWER (MCCLERE): Customers will be subscribers to the company's services and Webflyers are already planned for numerous master planned communities. This delivery is part of the power of the merger of the two companies. Webflyers are also the basis for the Bundled Digital Services hotel pilot mentioned earlier.

QUESTION: From the 10Q there's mention of utility meters. Can you provide more details?
ANSWER (MCCLERE): Link 2 does own a proprietary technology to provide for digital utility meters that can be read through the Internet. This part of the strategy of the combined companies.

QUESTION: I would like to hear more on the Wireless Broadband DSL that ClearWorks/Eagle/Link 2 will be providing shortly. First off, does Eagle/ClearWorks intend to expand this Wireless DSL to other states besides the state of Texas?
ANSWER (MCCLERE): For now we are content with deploying wireless DSL on a pilot basis. We have a community located in west Houston which we are piloting the full delivery of Bundled Digital Services on a wireless basis. As that pilot is successful, we intend to utilize the strategy as a retrofit solution allowing us to tap the larger market for subscriber base.

QUESTION: Are you planning on continuing to seek new FTTH contracts? I hope your not planning on keeping this part of the business only in the state of Texas. Can we expect to see FTTH be implemented in other states sometime next year? ANSWER (MCCLERE): We have several new FTTH contracts, none of which we are at liberty to announce on this conference call. We will be deploying FTTH in communities outside of the Texas market.

QUESTION: Will the set-top boxes be packaged to the homeowners of ClearWorks at no or little added cost on top of service?
ANSWER (MCCLERE): We intend to bundle in the cost of the set-top-box as part of the service. In addition, we will lease STB's to consumers who desire more than one in a particular household.

QUESTION: How does the Metropolitan Area Network (MAN) play into the overall business plan of the combined company?
ANSWER (MCCLERE): As part of delivering our streaming signals around any metropolitan area, we inherently have to build a metropolitan area network. As we deliver BDS into communities and build out the network we increase the number of homes passed with our signal. This provides us an opportunity to go back and capture these subscribers whether they are businesses or residential subscribers. It also provides us with a telecommunications network that will one day become a national network as we begin to connect the various cities together where we have services. This is a valuable asset of the company and will grow as we grow.

QUESTION: What are the MAN expansion plans in Houston next year?
ANSWER (MCCLERE): We do anticipate that we will continue to expand the MAN in order to service additional subscribers. This will continue to increase the number of homes passed and allow us to leverage additional subscriber base as we grow. We also plan to use the MAN to deliver services to office buildings as part of the opportunity.

QUESTION: Do you have immediate plans (2001) to expand the MAN in other Texas markets? Other national markets?
ANSWER (MCCLERE): Yes, as we grow in Texas cities and begin in other cities, we anticipate that each metro location will have a MAN. As we connect these MAN's together we begin to have a national/international telecommunications network that can deliver voice, data and video.

QUESTION: What telecommunications services are being delivered to subscribers? ANSWER (MCCLERE): I realize that many Eagle shareholders may not be familiar with ClearWorks and our business plan. We believe that the technology space is converging on services normally delivered to consumers. This convergence in our opinion represent all services normally delivered to homeowners and business consolidating on an Internet Protocol model. This realization has allowed us to put together a business plan to provide all services i.e. telephone, long distance, cable TV, video-on-demand, high speed Internet connectivity and a community intranet to be delivered as a bundle of IP. This is what we are taking to market in residential subdivisions, hotels, schools and other subscribers.

MEETINGS

QUESTION: Has a time and place been set for the stockholders meeting? We plan on attending.
ANSWER (MCCLERE): The special shareholder's meeting is scheduled for January 31, 2000.
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ANSWER (CUBLEY): Eagle's annual meeting is also scheduled for January 31, 2000.
The exact meeting location will be announced prior to the meeting.



This concludes the conference call.